Sub-Item 77D: Policies with respect to security investments

Effective December 1, 2006, the fund's investment strategy changed to a quantitative approach. While the fund's policy of investing substantially all of its assets - but no less than 80% of assets - in equity securities of large cap U.S. companies did not change, these securities are selected using proprietary quantitative stock selection models rather than the more traditional fundamental analysis approach.